EXHIBIT 99.1

Costamare Inc. Reports Results for the Third Quarter and Nine-Months Ended September 30, 2019

MONACO, Oct. 23, 2019 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine-months ended September 30, 2019.

  Net Income increased by 157% to $36.0 million for the three-months ended September 30, 2019 (“Q3 2019”) compared to $14.0 million for the three-months ended September 30, 2018 (“Q3 2018”). Earnings per Share available to common stockholders increased by 300% to $0.24 in Q3 2019 compared to $0.06 in Q3 2018.
  Adjusted Net Income available to common stockholders(1) increased by 215% to $30.9 million in Q3 2019 compared to $9.8 million in Q3 2018. Adjusted Earnings per Share(1) available to common stockholders increased by 189% to $0.26 in Q3 2019 compared to $0.09 in Q3 2018.
  Voyage Revenues increased by 36% to $123.6 million in Q3 2019 compared to $90.9 million in Q3 2018.
  Chartered in total 14 vessels over the quarter, benefiting from a rising market in the larger asset classes.
  Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

(1) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

New Business Developments

A. New charter agreements

  The Company has chartered in total 14 vessels over the quarter. More specifically, the Company:

I. Vessels above 5,500 TEU capacity (Post – Panamax)

- Agreed to charter the 2016-built, 11,010 TEU containership Cape Akritas with ZIM for a period of 10 to 11.5 months at charterers’ option, at a daily rate of $43,250.

- Agreed to charter the 2017-built, 11,010 TEU containership Cape Kortia with ZIM for a period of 10 to 11.5 months at charterers’ option, at a daily rate of $43,250.

- Agreed to extend the charter of the 2003-built, 5,928 TEU containership Venetiko with Hapag Lloyd for a period starting from November 1, 2019 and expiring at charterers’ option during the period from August 20, 2020 to November 1, 2020, at a daily rate of $20,000.

- Agreed to extend the charter of the 2001-built, 5,576 TEU containership Ensenada with ONE for a period starting from October 1, 2019 and expiring at charterers’ option during the period from May 1, 2020 to June 30, 2020, at a daily rate of $21,000.

II. Vessels below 5,500 TEU capacity

- Extended the charters of the 2002-built, 4,992 TEU containerships ZIM New York and ZIM Shanghai with ZIM for an additional one-year period expiring on October 1, 2020 at a daily rate of $12,430 per vessel starting from October 2, 2019.

- Agreed to extend the charter of the 2002-built, 4,132 TEU containership Ulsan with Maersk for a period of 20 to 24 months at charterers’ option, starting from October 20, 2019 at a daily rate of $12,000.

- Agreed to extend the charter of the 2004-built, 2,586 TEU containership Lakonia with Evergreen for a period of 6 to 9 months at charterers’ option, starting from September 27, 2019.

- Agreed to extend the charter of the 2000-built, 2,474 TEU containership Areopolis with Evergreen for a period of 6 to 9 months at charterers’ option, starting from September 21, 2019.

- Agreed to extend the charter of the 1997-built, 2,458 TEU containership Messini with Evergreen for a period of 6 to 9 months at charterers’ option, starting from September 3, 2019 at a daily rate of $8,650.

- Agreed to extend the charter of the 1991-built, 2,023 TEU containership MSC Namibia II with MSC for a period starting from September 2, 2019 and expiring at charterers’ option during the period from November 5, 2019 to November 20, 2019, at a daily rate of $8,000.

- Agreed to extend the charter of the 2000-built, 1,645 TEU containership Neapolis with Evergreen for a period starting from September 14, 2019 and expiring at charterers’ option during the period from January 5, 2020 to January 15, 2020, at a daily rate of $8,000.

- Agreed to extend the charter of the 1996-built, 1,504 TEU containership Prosper with Evergreen for a period of 6 to 9 months at charterers’ option, starting from August 28, 2019 at a daily rate of $7,100.

- Agreed to extend the charter of the 2008-built, 1,300 TEU containership Michigan with MSC for a period of 11 to 13 months at charterers’ option, starting from October 15, 2019 at a daily rate of $6,650.

B. Dividend announcements

  On October 2, 2019, we declared a dividend for the quarter ended September 30, 2019, of $0.10 per share on our common stock, payable on November 7, 2019, to stockholders of record of common stock as of October 22, 2019.

  On October 2, 2019, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on October 15, 2019 to holders of record as of October 11, 2019.

C. New Financing Agreements

  In July 2019, we concluded the refinancing for an amount of up to $94 million, of the indebtedness of the 2013-built 8,827 TEU capacity containerships Valor and Valiant with a leading European financial institution.

D. Vessel disposals

  In October 2019, we agreed to sell the 1991-built, 2,023 TEU capacity containership Sierra II (ex. MSC Sierra II). The sale is expected to be completed in October 2019.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year the Company delivered profitable results. As was the case in the previous quarter, net income and earnings per share more than doubled, boosted by increased charter rates and the addition of new ships.

Charter rates for the larger container ships continued to improve and there is limited supply available for the post -panamax sizes.

Over the quarter, we chartered in total 14 vessels benefiting from a rising rate environment.

We have 18 post -panamax ships coming off charter over the next year which positions us favorably, should market momentum continue.”

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2018	2019	2018	2019

Voyage revenue	$274,244	$353,641	$90,913	$123,631
Accrued charter revenue (1)	$(5,031)	$(115)	$(1,464)	$(306)
Amortization of Time-charter assumed	-	$143	-	$48
Voyage revenue adjusted on a cash basis (2)	$269,213	$353,669	$89,449	$123,373

Adjusted Net Income available to common stockholders (3)	$33,598	$66,700	$9,763	$30,948
Weighted Average number of shares	109,870,776	114,744,125	110,913,448	117,111,191
Adjusted Earnings per share (3)	$0.31	$0.58	$0.09	$0.26

Net Income	$47,507	$63,112	$14,040	$35,976
Net Income available to common stockholders	$24,821	$39,660	$6,136	$28,072
Weighted Average number of shares	109,870,776	114,744,125	110,913,448	117,111,191
Earnings per share	$0.23	$0.35	$0.06	$0.24

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three- and nine-month periods ended September 30, 2019 and 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I
Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2018	2019	2018	2019

Net Income	$47,507	$63,112	$14,040	$35,976
Earnings allocated to Preferred Stock	(22,686)	(23,452)	(7,904)	(7,904)
Net Income available to common stockholders	24,821	39,660	6,136	28,072
Accrued charter revenue	(5,031)	(115)	(1,464)	(306)
General and administrative expenses – non-cash component	3,098	2,453	971	908
Non-recurring, non-cash write-off of loan deferred financing costs	-	1,127	-	1,127
Amortization of prepaid lease rentals, net	6,095	-	2,054	-
Amortization of Time charter assumed	-	143	-	48
Realized loss on Euro/USD forward contracts (1)	97	367	250	159
Vessels’ impairment loss	-	3,042	-	-
Loss on sale / disposal of vessels	861	18,420	-	-
Swaps’ breakage costs	1,234	16	-	16
Loss on vessels’ held for sale	1,919	480	1,919	480
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	-	38	-	-
(Gain) / Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	664	-	(4)	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(160)	1,069	(99)	444
Adjusted Net Income available to common stockholders	$33,598	$66,700	$9,763	$30,948
Adjusted Earnings per Share	$0.31	$0.58	$0.09	$0.26
Weighted average number of shares	109,870,776	114,744,125	110,913,448	117,111,191

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, swaps’ breakage costs, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, (gain) / loss on asset held for sale by a jointly owned company with York included in equity gain on investments, non-cash general and administrative expenses and non-cash other items, non-recurring, non-cash write-off of loan deferred financing costs, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.